Exhibit 4.21

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is effective as of October 1, 2021 (the “Effective Date”), and is entered into by and between ads-tec Energy, Inc. (the “Company”), and John Neville (“Employee”) (collectively with the Company, the “Parties”; each of the Parties referred to individually as a “Party”).

WHEREAS, the Company desires to employ Employee in accordance with the terms and conditions set forth below; and

WHEREAS, Employee desires to be employed by the Company in accordance with the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the promises and mutual covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

1.	EMPLOYMENT.

a.	Title. The Company hereby agrees to employ Employee, and Employee hereby accepts such employment, as the President and Chief Sales Officer of the Company, reporting to the Company’s Board of Directors. In addition, upon the closing of the transaction contemplated by that certain Business Combination Agreement by and among European Sustainable Growth Acquisition Corp., ads-tec Energy plc, EUSG II Corporation, Bosch Thermotechnik GmbH, ads-tec Holding GmbH, and ads-tec Energy GmbH (“GmbH”) dated as of August 10, 2021 (the “Transaction”), Employee shall also serve as the Chief Sales Officer of the corporate group comprised of ads-tec Energy plc (“Holdco”), a public limited company incorporated in Ireland and its direct and indirect subsidiaries (including the Company), together referred to as the “Company Group”).

b.	Term. Subject to earlier termination pursuant to Sections 3 and 4 of this Agreement, Employee’s employment hereunder shall commence upon the Effective Date and shall continue for a period of four years thereafter (the “Initial Term”). Following the Initial Term, and subject to the terms and conditions of Sections 3 and 4, Employee’s employment will automatically renew on an annual basis for successive one-year terms (each such one-year term, a “Renewal Term,” and, together with the Initial Term, collectively, the “Term”), unless either Party provides written notice of non-renewal, in accordance with Section 3(a)(vii) of this Agreement, no less than sixty (60) days prior to the expiration of the Initial Term or then-current Renewal Term, as applicable.

c.	Duties and Responsibilities. During the Term, Employee shall at all times: (i) comply with the terms and conditions set forth in this Agreement; (ii) perform and carry out such responsibilities, duties, and authorities as the Company or the Company Group may direct, designate, request of, or assign to Employee from time to time; (iii) perform the duties and carry out the responsibilities assigned to him by the Company to the best of his ability, in a trustworthy, business-like, and efficient manner for the purpose of advancing the business and interests of the Company Group; (iv) devote sufficient time, attention, effort, and skill to his positions with and the business of the Company Group; (v) comply with and abide by the Company Group’s policies, practices, and procedures (as may be amended or otherwise modified from time to time by the Company Group); and (vi) comply with all laws, rules, regulations, and licensing requirements of, or that may be applicable to, his employment with the Company (including those applicable to all members of the Company Group). In the event that any term(s) of this Agreement conflicts with a term(s) of any employee handbook, policy, practice, or procedure adopted or maintained, at any time, by the Company Group, the term(s) of this Agreement shall control and supersede such conflicting term(s). Employee will not participate in day-to-day negotiation of sales contracts or perform key decision-making activities on behalf of GmbH or the Company Group while in the United States. Employee shall maintain appropriate records, logs, and calendars sufficient to establish and document the fact that services performed on behalf of GmbH or the Company Group have, in fact, been performed only while Employee has been physically outside of the United States.

d.

No Conflicts. Employee represents and warrants that he is not bound by or subject to any written or oral agreement, pact, covenant, or understanding with any previous or concurrent employer, or any other party, that would limit, abridge, restrict, or interfere with, in any way, his ability to perform his duties and obligations hereunder. Employee further represents and warrants that the performance of his duties and obligations hereunder shall not violate any written or oral agreement, pact, covenant, or understanding by and between him and any previous or concurrent employer, or any other party. Employee further represents and warrants that he will not use any trade secret, or confidential or proprietary information, of any of his previous or concurrent employers, or that was obtained, learned, or procured during any period of employment prior to or concurrent with his employment with the Company, in connection with his employment with the Company or in the performance of his duties and obligations hereunder.

2.	COMPENSATION AND BENEFITS. Subject to the terms and conditions of Sections 3 and 4 of this Agreement, and in consideration for the services to be provided hereunder by Employee, the Company hereby agrees to pay or otherwise provide Employee with the following compensation and benefits during the Term:

a.	Annual Salary. The Company shall pay Employee a base salary equal to $300,000.00 per year (as it may be adjusted by the Company from time to time, the “Annual Salary”), less applicable taxes, withholdings, and deductions, and any other deductions that may be authorized by Employee, from time to time, in accordance with applicable federal, state, and/or local law. The Annual Salary shall be payable in bi-weekly installments or otherwise in accordance with the Company’s standard payroll practices and procedures, as in effect from time to time. Employee acknowledges and understands that his position of employment with the Company is considered “exempt,” as that term is defined under the Fair Labor Standards Act and applicable state or local law. As an exempt employee, Employee is not eligible to receive overtime pay.

b.	Sales Incentive Plan. During the Term, Employee shall be eligible to receive an annual sales incentive, with a target annual sales incentive in a gross amount equal to $350,000.00 (the “Target Annual Sales Incentive”) and a maximum annual sales incentive in a gross amount of $700,000.00 (any incentive payments awarded hereunder shall hereinafter be referred to as the “Sales Incentives”). The amount of the Sales Incentives will be based on Employee’s performance against certain individual and Company goals to be established in writing by the Company for each fiscal year, in consultation with Employee, with the actual amount of the Sales Incentives to be determined in the Company’s reasonable discretion based on the terms of the goals established for the applicable fiscal quarter. Sales Incentives will be determined and paid on a quarterly basis and, to the extent earned for a particular fiscal quarter, will be paid within 30 days following the end of the fiscal quarter in which the applicable services were performed, in accordance with the Company’s bonus payment practices in effect from time to time for similarly-situated employees of the Company, including tax withholdings. During the first two years of the Initial Term, the Sales Incentive performance goals will correlate with the Company’s quarterly sales bookings. Bookings for purposes of determining the Sales Incentive amount shall mean sales orders with a verified ship date to occur within 12 months after signing the contract for an order contract. The annual Sales Incentive amount shall be divided into four quarterly target payments to be paid in a linear fashion target against achievement of applicable goals. At 100% achievement, one fourth of the annual Target Annual Sales Incentive shall be paid for that quarterly performance period, up to a cap of 200% achievement. This same formula also applies to quarterly performance at less than 100% achievement. For example, if half of the quarterly goal is achieved, then only 50% of one fourth of the annual Target Annual Sales Incentive shall be paid. For the remainder of the Initial Term after the first two years and any Renewal Term, revenue and margin objectives, as well as other objectives determined by the Company, may be added to the Sales Incentive performance goals. In order to earn, accrue, and receive any Sales Incentive, Employee must be actively employed by the Company in good standing, without having received from or tendered to the Company notice of an anticipated termination (for any reason), at the time that such Sales Incentive is to be paid to Employee. Payment of a Sales Incentive for any quarter will not give rise to an entitlement or expectation of a Sales Incentive for any other quarter.

c.	Stock Awards. During the Term and in connection with his employment by the Company, Employee shall be eligible for grants of stock options and other stock-based awards under Holdco’s 2021 Omnibus Incentive Plan, as it may be amended from time to time, or any successor plan thereto (the “Omnibus Incentive Plan”). Such grants will be determined by the Compensation Committee of the Board of Directors of Holdco in its sole discretion, and nothing herein requires Holdco to make grants of stock-based awards in any year.

d.

Initial Grant of RSUs. Contingent upon the closing of the Transaction and subject to the approval of the Board of Directors of Holdco, Employee shall be entitled to receive, within thirty (30) days after the closing of the Transaction, a grant of 25,000 restricted stock units (“RSUs”), each representing the right to receive an ordinary share of Holdco, pursuant to and subject to the terms and conditions of the Omnibus Incentive Plan and the applicable award agreement (the “RSU Grant”). The RSUs will vest and convert to ordinary shares of Holdco as follows: 25% of the RSUs shall vest on the second anniversary of the Effective Date; 25% of the RSUs shall vest on the third anniversary of the Effective Date; and 50% of the RSUs shall vest on the fourth anniversary of the Effective Date, in each case subject to Employee’s continued employment with the Company on the applicable vesting date and subject to Section 4(a)(iv)(d) below.

e.	Benefit Plans. Employee shall be entitled to participate in any and all medical insurance, dental, group health, disability insurance, life insurance, incentive, savings, retirement, and other benefit plans, if any, which are made generally available to similarly-situated employees of the Company (and subject to eligibility requirements, enrollment criteria, and other terms and conditions of such plans), and which the Company, in its sole discretion, may at any time amend, modify, or terminate, subject to the terms and conditions of such plans and applicable federal, state, or local law.

f.	Car Allowance. Employee shall be entitled to a car allowance in accordance with the Company’s car allowance policy as in effect from time to time.

g.	Vacation. Employee shall be entitled to vacation in accordance with the Company’s vacation policy as in effect from time to time.

h.	Expenses. Employee shall be entitled to reimbursement for reasonable expenses that he incurs in connection with the performance of his duties and obligations hereunder, subject to the Company’s expense reimbursement policy, as in effect from time to time, and the Company’s sole discretion in interpreting such policy. Upon presentment by Employee of appropriate and sufficient documentation, as determined in the Company’s sole discretion, the Company shall reimburse Employee for such expenses in accordance with the Company’s expense reimbursement policy, as in effect from time to time.

i.	Signing Bonus. The Parties acknowledge that the Company has already paid Employee a signing bonus of $35,000.00 less applicable taxes, withholdings, and deductions.

j.	Holdco Obligations. The Company shall be responsible for providing to Employee all of the payments and benefits set forth in this Section 2. Following the closing of the Transaction, Holdco will compensate the Company for services performed by Employee on behalf of the Company Group pursuant to a shared services agreement to be entered into between the Company and Holdco.

3.	TERMINATION.

a.	Events of Termination. The Company and Employee agree that this Agreement, and Employee’s employment with the Company, shall terminate upon the earliest to occur of the following events:

i.	mutual written agreement of the Company and Employee;

ii.	termination of Employee’s employment by the Company for Cause. For purposes of this Agreement, the term “Cause” shall mean the Company’s good-faith determination that any of the following has occurred: (a) any act or omission of Employee that amounts to or constitutes a breach of a fiduciary duty, gross negligence, willful misconduct, material misconduct, fraud, embezzlement, or misappropriation; (b) Employee’s breach of any term(s) of this Agreement or any other agreement between Employee and the Company Group; (c) Employee’s violation of any policy(ies) and/or procedure(s) established, adopted, and/or maintained by the Company Group; (d) any act or omission of Employee that, in the Company’s sole discretion, is demonstrably and materially injurious to the Company Group; (e) any act or omission of Employee that, in the Company’s sole discretion, has caused or stands to potentially cause the Company Group to suffer or endure public disgrace, disrepute, or harm to its business, reputation and/or customer goodwill; (f) Employee’s misappropriation of corporate assets or corporate opportunities; (g) Employee’s charge with, indictment for, conviction of, or entry of a plea of guilty or nolo contendere or no contest with respect to: (A) any felony, or any misdemeanor involving fraud, dishonesty, moral turpitude, or a breach of trust (including pleading guilty or nolo contendere to a felony or lesser charge which results from plea bargaining), whether or not such felony, crime or lesser offense is connected with the business of the Company Group, or (B) any crime connected with the business of the Company Group; and/or (h) Employee’s failure to follow the reasonable directives of the Company Group or to perform the material responsibilities or duties of his position;

iii.	termination of Employee’s employment by the Company without Cause;

iv.	termination of Employee’s employment by Employee with Good Reason, provided that Employee has first provided written notice of such reason to the Company no later than thirty (30) days after the event or occurrence constituting Good Reason first arises, with such notice affording the Company thirty (30) days, from the date of the Company’s receipt of such notice, to cure the deficiency, and further provided that, upon such cure by the Company, “Good Reason” shall not be deemed to exist for purposes of this Agreement. The term “Good Reason” shall mean the occurrence of either of the following events without the consent of Employee: (a) a material breach of this Agreement by the Company; (b) a material reduction in Employee’s responsibility, authority, or duties relative to Employee’s responsibility, authority or duties in effect immediately prior to such reduction, except for any change in title or reporting relationship (such title or reporting change shall not constitute Good Reason); or (c) a reduction in Employee’s Annual Salary by more than twenty percent (20%), other than in connection with an across-the-board reduction in salaries for all senior executives of the Company;

v.

termination of Employee’s employment by Employee, upon fourteen (14) calendar days’ prior written notice to the Company, without Good Reason. During all or part such notice period, the Company may, in its sole discretion, relieve Employee of his duties and responsibilities or exclude Employee from any of the premises of the Company, or both (“Garden Leave”) and, provided that the Company complies with its obligations set forth in the following sentence, such action by the Company shall not constitute Good Reason. During Garden Leave, Employee (a) shall remain an employee of the Company and continue to be subject to all of his obligations under this Agreement, (b) shall continue to be paid his full base salary, (c) shall continue to be eligible to participate in the Company’s employee benefit plans (in accordance with the terms of such plans), and (d) shall not, without the prior written consent of an authorized representative of the Company, (i) contact, communicate with, or otherwise have dealings with any actual or prospective investor, client, customer or employee of the Company Group, or (ii) enter onto the premises of the Company Group. The Company may terminate Employee’s employment during Garden Leave for Cause, whether arising before or after any notice of termination, without further liability for payment of Employee under this provision;

vi.

death or Disability of Employee. Employee shall be deemed to be “Disabled” if he is unable to perform the essential functions of his position, with or without a reasonable accommodation, for either 120 consecutive days, or 180 aggregate days in a twelve-month period, by reason of any physical or mental impairment; or

vii.	termination of this Agreement by either Party, effective upon the expiration of the Initial Term or then-current Renewal Term, as applicable, by giving the other Party written notice of non-renewal of the Agreement at least sixty (60) days prior to the expiration of the Initial Term or then-current Renewal Term, as applicable.

b.	Termination Date. This Agreement shall terminate in accordance with the following schedule (as applicable to the particular circumstances surrounding Employee’s termination, the “Termination Date”):

i.	if the Agreement is terminated pursuant to Section 3(a)(i), upon the date that the Parties mutually agree, in writing, to terminate the Agreement and Employee’s employment with the Company;

ii.	if the Agreement is terminated pursuant to Section 3(a)(ii) or 3(a)(iii), immediately upon the date when written notice thereof is mailed or delivered personally to Employee or such later date as may be specified in the written notice;

iii.	if this Agreement is terminated pursuant to Section 3(a)(iv), thirty (30) days after the Company has received written notice thereof, via mail or personal delivery, from Employee, and only then if the Company has not cured any deficiency described in such notice by such date;

iv.	if this Agreement is terminated pursuant to Section 3(a)(v), fourteen (14) calendar days after the Company has received written notice thereof, via mail or personal delivery, from Employee;

v.	immediately upon the date of Employee’s death or Disability; or

vi.	if the Agreement is terminated pursuant to Section 3(a)(vii), upon the expiration of the Initial Term or then-current Renewal Term, as applicable.

4.	EFFECT OF TERMINATION.

a.	Termination by the Company Without Cause. Subject to Section 4(e) below, if this Agreement is terminated by the Company without Cause pursuant to Section 3(a)(iii) above at any time during the Term (and expressly excluding any termination pursuant to Section 3(a)(i), (vi) or (vii)), Employee shall receive only:

i.	any vacation accrued but unused as of the Termination Date, subject to and in accordance with Company policy regarding vacation pay as in effect from time to time (the “Vacation Pay”), which shall be paid in a lump sum within 30 days after the Termination Date (or such earlier date as required by applicable law);

ii.	any Annual Salary earned but unpaid as of the Termination Date, which shall be paid in a lump sum within 30 days after the Termination Date (or such earlier date as required by applicable law);

iii.	to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided or which Employee is eligible to receive under any plan, program, or policy of the Company (together with the Vacation Pay and any earned but unpaid Annual Salary, the “Accrued Obligations”); and

iv.	subject to (y) Employee meeting the terms and conditions of Section 4(d) below, and (z) Employee’s prior and continued compliance with Employee’s continuing obligations under this Agreement, the following (the amounts set forth in this Section 4(a)(iv) collectively, the “Severance”):

a.	an amount equal to twelve (12) months of the then-current Annual Salary, as of the Termination Date, which shall be paid in approximately equal installments in accordance with the Company’s ordinary payroll policies and practices then in effect, with such payments commencing with the Company’s first regular payroll that occurs after the sixtieth (60th) day following the Termination Date and continuing for twelve (12) months thereafter (the “Salary Continuation”);

b.	an amount equal to the Target Annual Sales Incentive, multiplied by a fraction, the numerator of which is the number of days Executive was employed in the fiscal year of termination, and the denominator of which is the total number of days in the fiscal year of termination paid on the Company’s first regular payroll that occurs after the sixtieth (60th) day following the Termination Date;

c.	if Employee timely elects to continue participation in any group medical, dental, vision and/or prescription drug plan benefits to which the Employee and/or Employee’s eligible dependents would be entitled under Section 4980B of the Internal Revenue Code (the “Code”) (“COBRA”), an aggregate amount in cash equal to eighty percent (80%) of the total monthly COBRA cost of such coverage, multiplied by six (6), subject to applicable withholding and payable in six (6) monthly payments, with the first such payment to be paid on the Company’s first regular payroll that occurs after the sixtieth (60th) day following the Termination Date; and provided, further, that (A) if the Employee becomes eligible to receive group medical, dental, vision and/or prescription drug plan benefits under a program of a subsequent employer or otherwise (including coverage available to the Employee’s spouse), the Company’s obligation to pay any portion of the cost of health coverage as described herein shall cease, except as otherwise provided by law; (B) the COBRA Payment Period shall run concurrently with any period for which the Employee is eligible to elect health coverage under COBRA; (C) the Company-paid portion of the monthly premium for such group health benefits, determined in accordance with Code Section 4980B and the regulations thereunder, shall be treated as taxable compensation by including such amount in the Employee’s income in accordance with applicable rules and regulations; and (D) the Company shall pay the Employee such additional amounts as are necessary to place the Employee in the same after-tax financial position that he would have been in if he had not incurred any federal, state or local income tax liability in connection with the payments provided under this Section 4(a)(iv)(b) (which additional amounts will be paid no later than the end of the Employee’s taxable year next following the Employee’s taxable year in which the Employee remits the related taxes); and

d.	Fifty percent (50%) of any outstanding and unvested RSUs issued as part of the RSU Grant provided under Section 2(d) above shall vest immediately, and any remaining unvested RSUs issued as part of the RSU Grant shall be forfeited.

b.	Termination by Employee with Good Reason. Subject to Section 4(e) below, if this Agreement is terminated by Employee with Good Reason at any time during the Term, subject to the notice and cure period provided in Section 3(a)(iv), Employee shall receive only:

i.	the Accrued Obligations; and

ii.	subject to (y) Employee meeting the terms and conditions of Section 4(d) below, and (z) Employee’s prior and continued compliance with Employee’s continuing obligations under this Agreement, the Severance.

c.	Termination with Cause and All Other Terminations. If this Agreement is terminated by the Company for Cause pursuant to Section 3(a)(ii) at any time during the Term, by Employee without Good Reason pursuant to Section 3(a)(v) at any time during the Term, by either the Company or Employee pursuant to Section 3(a)(vii), by mutual written agreement of the Company and Employee pursuant to Section 3(a)(i) at any time during the Term, as a result of Employee’s death or Disability pursuant to Section 3(a)(vi), or for any reason other than as specified in Section 3(a)(ii) or Section (3)(a)(iv) at any time during the Term, Employee shall receive only the Accrued Obligations.

d.	Release of Claims Against the Company. Notwithstanding the foregoing, no payment shall be made or benefit provided to Employee or Employee’s estate, as applicable, pursuant to this Section 4 of the Agreement, other than the Accrued Obligations, unless Employee or a representative or agent of Employee’s estate, as applicable, signs and, if applicable, does not revoke a general release of all claims against the Company Group, and any related, affiliated, or associated persons and/or entities as the Company Group may designate or determine in its sole discretion, in such form as the Company may reasonably require (the “Release”). The Release must be signed by Employee or Employee’s estate, as applicable, and returned to the Company within the period designated by the Company.

e.	Termination by the Company Without Cause by Employee with Good Reason Following a Change in Control. If, within one (1) year after a Change in Control (as defined below), this Agreement is terminated by the Company without Cause pursuant to Section 3(a)(iii) above (and expressly excluding any termination pursuant to Section 3(a)(i), (vi) or (vii)) or by Employee with Good Reason pursuant to Section 3(a)(iv) above, Employee shall receive only:

i.	the Accrued Obligations;

ii.	subject to (y) Employee meeting the terms and conditions of Section 4(d) above, and (z) Employee’s prior and continued compliance with Employee’s continuing obligations under this Agreement, the Severance, except that in lieu of the Salary Continuation, Employee shall receive a lump sum payment equal to one (1) times the sum of the then-current Annual Salary and the Target Annual Bonus amount for the year of termination, payable on the Company’s first regular payroll that occurs after the sixtieth (60th) day following the Termination Date; and

iii.	subject to (y) Employee meeting the terms and conditions of Section 4(d) above, and (z) Employee’s prior and continued compliance with Employee’s continuing obligations under this Agreement, (i) all of Employee’s outstanding stock options and other stock-based awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on Employee’s outstanding stock-based awards shall lapse, and (iii) the payout level under all of Employee’s performance-based stock awards that were outstanding immediately prior to effective time of the Change in Control shall be determined and deemed to have been earned as of the date of termination based upon an assumed achievement of all relevant performance goals at the “target” level, and, there shall be a prorated payout to Employee within sixty (60) days following the Date of Termination (unless a later date is required by Section 18 hereof), based upon the length of time within the performance period that has elapsed prior to the date of termination of service.

For purposes of this Agreement, “Change in Control” shall have the meaning given such term in the Omnibus Incentive Plan.

5. RESTRICTIVE COVENANTS. The Parties agree that the Company Group is engaged in a highly competitive industry and would suffer irreparable harm and incur substantial damage if Employee were to enter into competition with the Company Group. Therefore, in order for the Company Group to protect its legitimate business interests, Employee covenants and agrees as follows:

a.	Employee shall not, at any time during his employment with the Company and for a period of one (1) year thereafter (or, in the case of a termination by the Company without Cause or by Employee with Good Reason, for a period of six (6) months thereafter), anywhere in the Restricted Territory, either directly or indirectly: (i) accept employment with or render services to (whether as an agent, servant, owner, partner, consultant, employee, independent contractor, representative, director, officer, or stockholder) any person or entity that engages or is attempting to engage in the Competitive Services, in a position, capacity, or function that is similar, in title or substance, whether in whole or in part, to any position, capacity, or function that Employee held with or in which Employee served the Company Group; (ii) engage in the Competitive Services; or (iii) invest in any person or entity that is engaged or attempting to engage in the Competitive Services, except that Employee may own up to one percent (1%) of any outstanding class of securities of any company registered under Section 12 of the Securities Exchange Act of 1934, as amended. “Competitive Services” means (w) the business of developing, manufacturing, supplying, and distributing integrated technology platforms (ecosystem platforms) (including a combination of hardware, software and/or value-added services) to enable business customers to run their current and future EV charging and energy business models on those platforms, and (x) the business of providing any other activities, products, or services of the type conducted, authorized, offered, or provided by the Company as of Employee’s termination date, or during the one (1) year immediately prior to Employee’s termination date. “Restricted Territory” means (y) Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming, and (z) any other territory where Employee is working on behalf of the Company Group during the one (1) year preceding the conduct in question (if the conduct occurs while Employee is still employed by the Company) or Employee’s termination date (if the conduct occurs after Employee’s termination), as applicable;

b.	Employee shall not, at any time during his employment with the Company and for a period of one (1) year thereafter, for any reason, on his own behalf or on behalf of any other person or entity, by or through any means (including but not limited to social media): (i) solicit, invite, induce, cause, or encourage to adversely alter or terminate his, her, or its business relationship with the Company Group, any client or customer with whom or which Employee had Material Contact at any time during Employee’s employment with the Company, or any person or entity whose business the Company Group actively solicited during the one (1) year prior to Employee’s termination and whom or which Employee had Material Contact at any time during Employee’s employment with the Company (collectively, a “Protected Customer”); (ii) solicit, entice, attempt to solicit or entice, or accept business from a Protected Customer for the purpose of engaging in the Competitive Services; or (iii) interfere or attempt to interfere with any aspect of the business relationship between the Company and any Protective Customer. “Material Contact” means (x) having dealings with a client or customer or potential client or customer on behalf of the Company Group; (y) coordinating or supervising dealings with a client or customer or potential client or customer on behalf of the Company Group; or (z) obtaining Confidential Information about a client or customer or potential client or customer as a result of Employee’s employment with the Company;

c.	Employee shall not, at any time during his employment with the Company and for a period of one (1) year thereafter, for any reason, on his own behalf or on behalf of any other person or entity, by or through any means (including but not limited to social media): (i) solicit, invite, induce, cause, or encourage to adversely alter or terminate his, her, or its business relationship with the Company Group, any supplier, vendor, licensee, licensor, or other third party engaging in business with the Company Group; or (ii) interfere or attempt to interfere with any aspect of the business relationship between the Company Group and any such supplier, vendor, licensee, licensor, or other third party; and

d.	Employee shall not, at any time during his employment with the Company and for a period of one (1) year thereafter, either directly or indirectly, on his own behalf or on behalf of any other person or entity, by or through any means including but not limited to social media: (i) solicit, invite, induce, cause, or encourage any director, officer, employee, agent, representative, consultant, or contractor of the Company Group to alter or terminate his, her, or its employment, relationship, or affiliation with the Company Group; (ii) interfere or attempt to interfere with any aspect of the relationship between the Company Group and any such director, officer, employee, agent, representative, consultant, or contractor; or (iii) engage, hire, or employ, or cause to be engaged, hired, or employed, in any capacity whatsoever, any such director, officer, employee, agent, representative, consultant, or contractor.

Employee represents, warrants, agrees, and understands that: (i) the covenants and agreements set forth in this Section 5 of the Agreement are reasonable in their geographic scope, temporal duration, and the type and scope of activities they restrict; (ii) the Company’s agreement to employ Employee, and a portion of the compensation to be paid to Employee hereunder, are in consideration for such covenants and Employee’s continued compliance therewith, and constitute adequate and sufficient consideration for such covenants; (iii) the enforcement of any remedy under this Agreement will not prevent Employee from earning a livelihood, because Employee’s past work history and abilities are such that Employee can reasonably expect to find work in other areas and lines of business; (iv) the covenants and agreements set forth in this Section 5 of the Agreement are essential for the Company Group’s reasonable protection, are designed to protect the Company Group’s legitimate business interests, and are necessary and implemented for legitimate business reasons; and (v) in entering into this Agreement, the Company has relied upon Employee’s representation that he will comply in full with the covenants and agreements set forth in this Section 5 of the Agreement.

If Employee breaches Section 5(a), 5(b), 5(c), or 5(d) above, then the period during which that section remains in effect shall be extended by the length of time during which such breach continues.

6.	CONFIDENTIALITY.

a.	Confidential Information. Employee acknowledges that during his employment with the Company, and by the nature of Employee’s duties and obligations hereunder, Employee will come into close contact with confidential information of the Company Group and its subsidiaries, affiliates, and/or other related entities, as applicable, including but not limited to: trade secrets (as defined by applicable law), know-how, Intellectual Property (as that term is defined below), business plans, client/customer lists, pricing, sales and marketing information, products, research, algorithms, market intelligence, services, technologies, concepts, methods, sources, methods of doing business, patterns, processes, compounds, formulae, programs, devices, tools, compilations of information, development, manufacturing, purchasing, engineering, computer programs (whether in source code or object code), theories, techniques, procedures, strategies, systems, designs, works of art, the identity of and any information concerning affiliates or customers, or potential customers, information received from others that the Company Group is obligated to treat as confidential or proprietary, and any other technical, operating, non-public financial, and other business information that has commercial value, whether relating to the Company Group, its business, potential business, or operations, or the business of any of the Company Group’s affiliates, subsidiaries, related entities, clients, customers, suppliers, vendors, licensees, or licensors, that Employee may develop or of which Employee may acquire knowledge during his employment with the Company, or from his colleagues while working for the Company, whether prior to, during, or subsequent to his execution of this Agreement, and all other business affairs, methods, and information not readily available to the public (collectively, “Confidential Information”). Confidential Information does not include: (i) information that was lawfully in Employee’s possession prior to his employment with the Company (other than through breach by a third party of any confidentiality obligation to the Company Group); (ii) information that is or becomes publicly available by the act of one who has the right to disclose such information without violating any right or privilege of the Company Group; or (iii) information that is required to be disclosed pursuant to any applicable law, regulation, judicial or administrative order or decree, or request by other regulatory organization having authority pursuant to the law; provided, however, that, except as set forth in and subject to Section 6(b) of this Agreement, Employee shall first have given reasonable notice to the Company Group prior to making such disclosure.

Employee acknowledges and agrees that each and every part of the Company Group’s Confidential Information: (a) has been developed by the Company Group at significant effort and expense; (b) is sufficiently secret to derive economic value from not being generally known to other parties; (c) is proprietary to and a trade secret of the Company Group and, as such, is a valuable, special, and unique asset of the Company Group; and (d) constitutes a protectable business interest of the Company Group. Employee further acknowledges and agrees that any unauthorized use or disclosure of any Confidential Information by Employee will cause irreparable harm and loss to the Company Group. Employee acknowledges and agrees that the Company Group owns the Confidential Information. Employee agrees not to dispute, contest, or deny any such ownership rights either during or after Employee’s employment with the Company.

In recognition of the foregoing, and except as set forth in and subject to Section 6(b) of this Agreement, Employee covenants and agrees as follows:

i.	Employee will use Confidential Information only in the performance of his duties and obligations hereunder for the Company Group. Employee will not use Confidential Information, directly or indirectly, at any time during or after his employment with the Company, for his personal benefit, for the benefit of any other person or entity, or in any manner adverse to the interests of the Company Group. Further, Employee will keep secret all Confidential Information and will not make use of, divulge, or otherwise disclose Confidential Information, directly or indirectly, to anyone outside of the Company Group, except with the Company’s prior written consent;

ii.	Employee will take all necessary and reasonable steps to protect Confidential Information from being disclosed to anyone within the Company Group who does not have a need to know the information and to anyone outside of the Company Group, except with the Company’s prior written consent;

iii.	Employee shall not at any time remove, copy, download, or transmit any information from the Company Group during the term of this Agreement, except for the benefit of the Company Group and in accordance with this Agreement and the Company Group’s policies; and

iv.	Employee agrees that he will not retain or destroy (except as set forth below), and will immediately return to the Company Group on or prior to the Termination Date, or at any other time the Company Group requests such return, any and all property of the Company Group that is in his possession or subject to his control, including, but not limited to, patient files and information, papers, drawings, notes, manuals, specifications, designs, devices, code, email, documents, diskettes, CDs, tapes, keys, access cards, credit cards, identification cards, equipment, computers, mobile devices, other electronic media, all other files and documents relating to the Company Group and its business (regardless of form, but specifically including all electronic files and data of the Company Group), together with all Intellectual Property and Confidential Information belonging to the Company Group or that Employee received from or through his employment with the Company. Employee will not make, distribute, or retain copies of any such information or property. To the extent that Employee has electronic files or information in his possession or control that belong to the Company Group, contain Confidential Information, or constitute Intellectual Property (specifically including but not limited to electronic files or information stored on personal computers, mobile devices, electronic media, or in cloud storage), on or prior to the Termination Date, or at any other time the Company Group requests, Employee shall (a) provide the Company Group with an electronic copy of all of such files or information (in an electronic format that readily accessible by the Company); (ii) after doing so, delete all such files and information, including all copies and derivatives thereof, from all non- Company Group-owned computers, mobile devices, electronic media, cloud storage, and other media, devices, and equipment, such that such files and information are permanently deleted and irretrievable; and (iii) provide a written certification to the Company Group that the required deletions have been completed and specifying the files and information deleted and the media source from which they were deleted.

b.	Duration of Covenant. Employee acknowledges and agrees that his obligations under this Section 6 of the Agreement shall remain in effect for as long as the information or materials in question retains their status as Confidential Information.

Notwithstanding the foregoing, nothing in this Agreement shall be construed as, or shall interfere with, abridge, limit, restrain, or restrict Employee’s (or his attorney’s) right, without prior authorization from or notification to the Company Group: (i) to communicate with any federal, state, or local government agency charged with the enforcement and/or investigation of claims of discrimination, harassment, retaliation, improper wage payments, or any other unlawful employment practices under federal, state, or local law, or to file a charge, claim, or complaint with, or participate in or cooperate with any investigation or proceeding conducted by, any such agency; (ii) to report possible violations of federal, state, or local law or regulation to any government agency or entity, including but not limited, to the extent applicable, to the U.S. Department of Labor, the Department of Justice, the Securities and Exchange Commission (the “SEC”), the Congress, and/or any agency Inspector General, or make other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation; or (iii) to communicate directly with, respond to any inquiry from, or provide testimony before, to the extent applicable, the SEC, the Financial Industry Regulatory Authority, any other self-regulatory organization, or any other federal, state, or local regulatory authority, regarding this Agreement or its underlying facts or circumstances. In addition, Employee shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Further, in the event that Employee files a lawsuit for retaliation by the Company Group for reporting a suspected violation of law, Employee may disclose the trade secret to his attorney and use the trade secret information in the court proceeding, if Employee: (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

7. ENFORCEMENT. Employee agrees that it would be difficult to measure any damages caused to the Company Group which might result from any breach by Employee of the covenants and agreements set forth in Sections 5 and 6 of this Agreement, and that in any event money damages would be an inadequate remedy for any such breach. Accordingly, and notwithstanding any other provision of this Agreement, Employee agrees that if Employee breaches, or the Company reasonably believes that Employee is likely to breach, Sections 5 or 6 of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to an injunction or other appropriate equitable relief to restrain any such breach, without showing or proving any actual damage to the Company Group or posting any bond. Any award or relief to the Company Group shall include the Company Group’s costs and expenses of enforcement (including reasonable attorneys’ fees, court costs, and expenses). Nothing contained in this Section 7 of the Agreement or in any other provision of the Agreement shall restrict or limit in any manner the Company’s right to seek and obtain any form of relief, legal or equitable, and shall not waive the Company’s right to any other relief related to any dispute arising out of this Agreement or related to Employee’s employment with the Company. The Company’s ability to enforce its rights under Sections 5 and 6 of this Agreement or applicable law against Employee shall not be impaired in any way by the existence of a claim or cause of action on the part of Employee based on, or arising out of, this Agreement or any other event or transaction.

8. WORKS FOR HIRE. As it is used in this Section 8 of the Agreement, the term “Intellectual Property” means all discoveries, procedures, designs, creations, developments, improvements, methods, techniques, practices, methodologies, data models, databases, scripts, know-how, processes, algorithms, application program interfaces, software programs, software source documents and training manuals, codes, formulae, works of authorship, mask-works, reports, memoranda, ideas, inventions, customer lists, business and/or financial information, and contributions of any kind, whether or not they are patentable, registrable, or protectable under federal or state patent, copyright, or trade secret laws, or similar statutes, or protectable under common-law principles, and regardless of their form or state of development, that are made, conceived, generated, or reduced to practice by Employee, in whole or in part, either alone or jointly with others, or while Employee was serving as an officer, director, employee, or consultant of, or in any other capacity with, the Company Group. Notwithstanding anything else in this Agreement, and as it used in this Section 8, the term “Intellectual Property” does not include any item or matter for which no equipment, supplies, facilities, or Confidential Information of the Company Group was used and which was developed entirely on Employee’s own time, unless said item or matter: (i) relates to the Company Group’s business or actual or demonstrably anticipated research or development; or (ii) results from tasks assigned to Employee by the Company Group or from work performed by Employee for the Company Group.

All Intellectual Property is exclusively the property of the Company Group. Employee will promptly disclose in writing, in full detail to persons authorized by the Company Group, all Intellectual Property which Employee conceives, creates, makes, or develops during his employment with the Company, which relate either to Employee’s work assignment with the Company Group, or the trade secrets, Confidential Information, business, or potential business of the Company Group, for the purpose of determining the Company Group’s rights in such Intellectual Property. Employee agrees he will not file any patent application, or other application seeking intellectual property rights relating to any such Intellectual Property without the prior written consent of the Company’s Board of Directors. If Employee does not prove that Employee conceived or made the Intellectual Property entirely after leaving the Company’s employment, the Intellectual Property is presumed to have been conceived or made during the period of time Employee was employed by the Company, and Employee agrees to assign said Intellectual Property to the Company Group.

All Intellectual Property will belong solely to the Company Group from conception. The Company Group shall be the sole owner of all issued patents, pending patent applications, before any relevant authority worldwide (including any additions, continuations, continuation-in-part, divisional, reissue, reexaminations, renewals or extensions based thereon), copyrights and other works of authorship, domain names, trade secrets, trademarks, service marks, and all other intellectual property or other rights (collectively, the “Proprietary Rights”) in connection with all Intellectual Property in the United States and/or in any other country. Employee further acknowledges and agrees that such Intellectual Property and other works of authorship shall be deemed “works made for hire” as defined in the U.S. Copyright Law, 17 U.S.C. § 101 et seq. (as amended), and were prepared by Employee within the scope of his employment with the Company, for purposes of the Company’s rights under copyright laws, and are owned by the Company Group. To the extent that title to any Intellectual Property or any materials comprising or including any Intellectual Property, e.g., derivative work, including all Proprietary Rights embodied therein, does not, by operation of law, vest in the Company Group, or is not considered “works made for hire,” Employee hereby irrevocably assigns and agrees to assign to the Company Group all of his rights, title and interest to that Intellectual Property, including all Proprietary Rights embodied therein, free of all encumbrances and restrictions. At any time during or after Employee’s employment with the Company that the Company Group requests, Employee will cooperate, and take any action, including signing whatever written documents of assignment the Company Group deems reasonably necessary, to formally evidence Employee’s irrevocable assignment to the Company Group of any Intellectual Property and all related Proprietary Rights, and, upon the Company Group’s request, he shall deliver to the Company Group any documents which the Company Group deems necessary to effect the transfer or prosecution of rights for all Intellectual Property and Proprietary Rights in the United States and/or in any other country. At all times during and after Employee’s employment with the Company, Employee will cooperate and assist the Company Group in obtaining, maintaining and renewing patent, copyright, trademark and other appropriate protection for any Intellectual Property, in the United States and in any other country, at the Company’s expense. In the event that the Company Group is unable, after reasonable effort, to secure Employee’s signature on any document or documents needed to apply for or prosecute any patent, copyright, domain name, trademark, or other right or protection relating to Intellectual Property, for any other reason whatsoever, Employee hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney-in-fact, to act for and on Employee’s behalf to execute and file any such application or applications, and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, domain names, trademarks, or similar protections thereon with the same legal force and effect as if executed by Employee. With respect to Intellectual Property owned by the Company Group, Employee hereby waives all rights of publicity, moral rights or droit morale, and agrees not to enforce or permit others to enforce such rights against the Company Group or its successors in interest. If and to the extent it is impossible as a matter of law to assign rights, including, without limitation, Proprietary Rights in any portion of the Intellectual Property to the Company Group, Employee hereby grants to the Company Group an exclusive, irrevocable, perpetual, transferable, fully paid-up, royalty-free, worldwide and unlimited right and license (with right to sublicense) to make (including the right to practice methods, processes and procedures), have made, sell, import, export, distribute, use and exploit in any possible ways (including, but not limited to, modify, copy, amend, translate, display, further develop, prepare derivative works of, distribute and sublicense) all Proprietary Rights pertaining to the Intellectual Property, and any portion of it.

On Schedule A, which is an integral part of this Agreement, Employee has completely identified (without disclosing any trade secret, proprietary or other confidential information) all intellectual property he conceived or made before his employment with the Company in which Employee has an ownership interest and which is not the subject matter of an issued patent or a printed publication at the time Employee signs this Agreement. If Employee becomes aware of any projected or actual use of any such intellectual property by the Company Group, Employee will promptly notify the Company Group in writing of said use. Except as to the intellectual property listed on Schedule A or those which are the subject matter of an issued patent or a printed publication at the time Employee signs this Agreement, Employee will not assert any rights against the Company Group with respect to any intellectual property made before his employment with the Company.

In addition, Employee hereby grants to the Company Group a limited license to use, without further compensation but with approval from Employee, Employee’s name, image, portrait, voice, likeness, and all other rights of publicity, or any derivative or modification thereto that the Company Group may create, in any and all mediums, now known or hereafter developed, provided that such use is in relation to the Company Group’s business and consistent with professional business standards, and does not disparage Employee; provided, however, that if written notice is provided to the Company Group by Employee following termination of Employee’s employment (for any reason) requesting that the Company Group cease using Employee’s likeness, the Company Group shall have 30 calendar days to cease using Employee’s likeness in the manner set forth in the notice.

9. NOTICES. Subject to Section 3(b) of this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been given (i) when delivered personally or by hand (with written confirmation of receipt); (ii) if sent by a nationally-recognized overnight courier, on the date received by the addressee (with written confirmation of receipt); or (iii) on the date sent by electronic mail or facsimile (with confirmation of transmission), to the recipient(s) and address(es) specified below (or to such other recipient and/or address as either Party may, from time to time, designate in writing in accordance with the terms and conditions of this Agreement):

If to Employee:

John Neville

16302 Kendleshire Terrace

Lakewood Ranch, FL 34202

J.neville@ads-tec.com

If to the Company:

David Vieau, Secretary

24 Brown and Howard Wharf

Unit 206

Newport, RI 02840

dpvieau@gmail.com

With a copy to:

Thomas Speidel

Robert Vogt

ads-tec Energy GmbH

Heinrich-Hertz-Str.

72622 Nurtingen

Stuttgart, Germany

t.speidel@ads-tec.de

r.vogt@ads-tec.de

10. LEGAL REPRESENTATION. Employee acknowledges that he was advised to consult with, and has had ample opportunity to receive the advice of, independent legal counsel before executing this Agreement – and the Company hereby advises Employee to do so – and that Employee has fully exercised that opportunity to the extent he desired. Employee acknowledges that he had ample opportunity to consider this Agreement and to receive an explanation from such legal counsel of the legal nature, effect, ramifications, and consequences of this Agreement. Employee warrants that he has carefully read this Agreement, that he understands completely its contents, that he understands the significance, nature, effect, and consequences of signing it, and that he has agreed to and signed this Agreement knowingly and voluntarily of his own free will, act, and deed, and for full and sufficient consideration.

11. ENTIRE AGREEMENT; AMENDMENT. This Agreement, together with all exhibits and schedules annexed hereto, constitutes the entire agreement between the Parties relating to the subject matter hereof, and supersedes all prior agreements and understandings, whether oral or written, with respect to the same. In entering into and performing under this Agreement, neither the Company nor Employee has relied upon any promises, representations, or statements except as expressly set forth herein. No modification, alteration, amendment, revision of, or supplement to this Agreement shall be valid or effective unless the same is memorialized in a writing signed by both by Employee and a duly-authorized representative or agent of the Company. Neither e- mail correspondence, text messages, nor any other electronic communications constitutes a writing for purposes of this Section 11 of the Agreement.

12. GOVERNING LAW; FORUM SELECTION; CONSENT TO JURISDICTION. This Agreement shall in all respects be interpreted, enforced, and governed by and in accordance with the internal substantive laws (and not the laws of choice of laws) of the State of Florida. Employee agrees that the exclusive forum for any action to enforce this Agreement, as well as any action relating to or arising out of this Agreement, shall be the state or federal courts of the State of Florida. With respect to any such court action, Employee hereby (a) irrevocably submits to the personal jurisdiction of such courts; (b) consents to service of process; (c) consents to venue; and

(d) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, service of process, or venue. Employee further agrees that such courts are convenient forums for any dispute that may arise herefrom and that he shall not raise as a defense that such courts are not convenient forums.

13. ASSIGNMENT. This Agreement shall not be assignable by Employee, but shall be binding upon Employee and upon his heirs, administrators, representatives, executors, and successors. This Agreement shall be freely assignable by the Company without Employee’s consent and without restriction and, without limitation of the foregoing, shall be deemed automatically assigned by the Company in the event of any sale, merger, share exchange, consolidation, or other business reorganization. This Agreement shall inure to the benefit of the Company and its successors and assigns.

14. SEVERABILITY. If one or more of the provisions of this Agreement is deemed void by law, then the remaining provisions shall continue with full force and effect and, if legally permitted, such offending provision or provisions shall be replaced with an enforceable provision or enforceable provisions that as nearly as possible effects the Parties’ intent. Without limiting the generality of the foregoing, the Parties hereby expressly state their intent that, to the extent any provision of this Agreement is deemed unenforceable due to the scope, whether geographic, temporal, or otherwise, being deemed excessive, unreasonable, and/or overbroad, the court, person, or entity rendering such opinion regarding the scope shall modify such provision(s), or shall direct or permit the Parties to modify such provision(s), to the minimum extent necessary to cause such provision(s) to be enforceable.

15. SURVIVAL. Upon the termination or expiration of this Agreement, Sections 4(d), and 5 through 19, shall survive such termination or expiration, and shall continue, with full force and effect, in accordance with their respective terms and conditions.

16. WAIVER. The failure of either Party to insist, in any one or more instances, upon the performance of any of the terms, covenants, or conditions of this Agreement or to exercise any right hereunder, shall not be construed as a waiver or relinquishment of the future performance of any rights, and the obligations of the Party with respect to such future performance shall continue with full force and effect. No waiver of any such right will have effect unless given in a writing signed by the Party against whom the waiver is to be enforced.

17. THIRD-PARTY BENEFICIARY. Holdco is an intended third-party beneficiary of the Company’s rights and Employee’s obligations under this Agreement and shall have the ability to enforce such rights and obligations in its own name.

18.	COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (“SECTION 409A”).

a.

Notwithstanding anything herein to the contrary, to the maximum extent permitted by applicable law, amounts payable to Employee pursuant to Sections 4(a) or 4(b) of this Agreement shall be made in reliance upon Treas. Reg. Section 1.409A- 1(b)(9) (Separation Pay Plans) or Treas. Reg. Section 1.409A-1(b)(4) (Short-Term Deferrals), as applicable. For this purpose, each payment (including each monthly installment) shall be considered a separate and distinct payment, and each payment made in reliance on Treas. Reg. Section 1.409A-1(b)(9) shall only be payable if the Employee’s termination of employment constitutes a “separation from service” within the meaning of Treas. Reg. Section 1.409A-1(h).

b.	Notwithstanding anything contained in this Agreement to the contrary, no amount payable on account of Employee’s termination of employment which constitutes a “deferral of compensation” (“Section 409A Deferred Compensation”) within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the “Section 409A Regulations”) shall be paid unless and until Employee has incurred a “separation from service”, and if the 70-day payment period set forth under Sections 4(a) or 4(b) of this Agreement commences in one taxable year and ends in another, then payment under such section shall not be made until the second taxable year. For purposes of this Agreement, “separation from service” shall have the meaning of such term as defined by the Section 409A Regulations, and each payment shall be considered a separate and distinct payment. Furthermore, if Employee is a “specified employee” within the meaning of the Section 409A Regulations as of the date of Employee’s separation from service, no amount that constitutes Section 409A Deferred Compensation which is payable on account of Employee’s separation from service shall be paid to Employee before the date (the “Delayed Payment Date”) which is first business day of the seventh (7th) month after the date of Employee’s separation from service or, if earlier, the date of Employee’s death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

c.	To the extent that all or any portion of the Company’s payment of benefits or reimbursements or in-kind benefits provided to Employee (the “Company-Provided Benefits”) would constitute Section 409A Deferred Compensation, then, for the duration of the applicable period during which the Company is required to provide such benefits: (a) the amount of Company-Provided Benefits furnished in any taxable year of Employee shall not affect the amount of Company-Provided Benefits furnished in any other taxable year of Employee; (b) any right of Employee to Company-Provided Benefits shall not be subject to liquidation or exchange for another benefit; and (c) any reimbursement for Company-Provided Benefits to which Employee is entitled shall be paid no later than the last day of Employee’s taxable year following the taxable year in which Employee’s expense for such Company-Provided Benefits was incurred.

d.	The Company intends that income provided to Employee pursuant to this Agreement will not be subject to taxation under Section 409A of the Code. The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A and the Section 409A Regulations. However, the Company does not guarantee any particular tax effect for income provided to Employee pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Employee, the Company shall not be responsible for the payment of any applicable taxes incurred by Employee on compensation paid or provided to Employee pursuant to this Agreement.

19. TAXES. The Parties acknowledge and agree that the Company may withhold from any amounts payable under this Agreement such federal, state, local, and foreign taxes and withholdings as may be required to be withheld pursuant to any applicable law, rule, or regulation.

20. SECTION HEADINGS. The section headings used in this Agreement are included solely for convenience, and shall not affect, or be used in connection with, the interpretation of this Agreement. Any reference to any gender in this Agreement shall include, where appropriate, any other gender.

21. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

EMPLOYEE:	COMPANY:

/s/ John Neville	By:	/s/ David Vieau
John Neville		David Vieau
Secretary

SCHEDULE A

INTELLECTUAL PROPERTY EMPLOYEE MADE PRIOR TO THE COMMENCEMENT OF HIS EMPLOYMENT WITH THE COMPANY, IN WHICH HE HAS AN OWNERSHIP INTEREST, WHICH ARE NOT THE SUBJECT MATTER OF ISSUED PATENTS OR PRINTED PUBLICATIONS:

(If the re are none, please enter the word “NONE”)

NOTE: Please describe each such intellectual property without disclosing trade secrets, proprietary or confidential information.

[Attach additional sheets if more space is needed.]